UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CASUAL MALE RETAIL GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-2623104
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Turnpike Street Canton, Massachusetts	02021
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable

(Title of Class)

The undersigned hereby amends, as set forth below, the Registration Statement on Form 8-A filed by the registrant with the Securities and Exchange Commission on May 27, 1987.

Item 1.	Description of Registrant’s Securities to be Registered

General Description

On August 27, 2009, the stockholders of Casual Male Retail Group, Inc., a Delaware corporation (the “Company”), approved certain amendments to the Restated Certificate of Incorporation of the Company, as amended (the “Certificate,” and, together with the Reclassification Amendment and Capitalization Amendment described below, the “Certificate of Incorporation”), to (a) reclassify the Company’s existing common stock, par value $0.01 per share (“Old Common Stock”), into shares of new common stock, par value $0.01 per share (“Common Stock”), and impose restrictions on transfer of the Common Stock in certain circumstances (the “Reclassification Amendment”); and (b) increase the authorized number of shares of the Company’s Common Stock from 75,000,000 shares to 100,000,000 shares (the “Capitalization Amendment”). The restrictions on transfer prohibit certain future transfers of the Company’s capital stock, including the Common Stock, that could adversely affect the Company’s ability to utilize its net operating loss carry-forwards and certain income tax credits to reduce its federal income taxes. Pursuant to the Reclassification Amendment, each share of the Company’s Old Common Stock was automatically reclassified into one share of Common Stock (the “Reclassification”).

The following summary of certain provisions of the Company’s Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Certificate of Incorporation and by the provisions of applicable law.

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, $0.01 par value per share.

Except for the restrictions on transfer set forth in the Reclassification Amendment and described below, the shares of Common Stock have the same rights and preferences as shares of Old Common Stock.

Dividends

Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds. In the event the Company is liquidated, dissolved or its affairs are wound up, after the Company pays or makes adequate provision for all of its known debts and liabilities, each holder of Common Stock will receive dividends pro rata out of assets that the Company can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights

Holders of Common Stock will have the exclusive power to vote on all matters presented to the Company’s stockholders, including the election of directors, except as otherwise provided by Delaware law or as provided with respect to any other class or series of stock. Holders of Common Stock are entitled to one vote per share. There is no cumulative voting in the election of the Company’s directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a plurality of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of the Company’s securities.

Certain Transfer Restrictions

As a result of the Reclassification, the Company’s shares of Common Stock are subject to transfer restrictions such that holders of Common Stock are restricted from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge or other disposition) any of the shares of Common Stock (or options, warrants or other rights to acquire the Company’s stock, or securities convertible or exchangeable into Common Stock), to the extent that transfer would (i) create or result in an individual or entity becoming a 5-percent shareholder of the Company’s stock for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury Regulations (which are referred to as a “Five Percent Shareholder”) or (ii) increase the stock ownership percentage of any existing Five Percent Shareholder.

Transfers that violate the provisions of the Certificate of Incorporation will be null and void ab initio and will not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the Certificate of Incorporation (which shares are referred to as “Excess Securities”). The purported transferee will not be entitled to any rights as a Company stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by the Company for the limited purpose of consummating an orderly arm’s-length sale of such shares to a permitted buyer or buyers, which may include the purported transferor or the Company. Any such sales would occur in privately negotiated transactions or over a national securities exchange or national securities quotation system on which the Company’s securities may be traded. The agent, in its sole discretion, will effect such sale or sales in an orderly fashion and will not be required to effect any such sale within any specific time frame if, in the agent’s discretion, such sale or sales would disrupt the market for the Company’s securities, would adversely affect the value of the Company’s securities or would be in violation of applicable securities laws. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the board of directors of the Company.

The transfer restrictions and other provisions of the Reclassification Amendment will terminate when the Company’s board of directors determines in good faith that it is in the best interest of the Company and its stockholders for the transfer restrictions imposed by the amendment to terminate.

All shares of the Common Stock that have been issued in exchange for shares of the Old Common Stock in the Reclassification are fully paid and nonassessable.

The Reclassification has an “anti-takeover” effect because, among other things, the Common Stock issued in exchange for the Old Common Stock restricts the ability of a person, entity or group to accumulate more than five percent of the Company’s Common Stock and the ability of persons, entities or groups now owning more than five percent of the outstanding shares of Common Stock from acquiring additional shares of the Company’s Common Stock without the approval of the Company’s Board of Directors.

Transfer Agent

The transfer agent and registrar for the Company’s Common Stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038.

Listing

The Common Stock is currently listed on the Nasdaq Global Select Market under the symbol “CMRG.”

Certain Anti-Takeover Provisions of the Certificate of Incorporation, Bylaws, Shareholder Rights Agreement and Delaware Law

The following is a summary of certain anti-takeover provisions of Delaware law, the Certificate of Incorporation, the Company’s bylaws and the Company’s Shareholder Rights Agreement, as amended, which affect the Company and its stockholders. The description below is intended as only a summary. You can access complete information by referring to Delaware General Corporation Law, the Certificate of Incorporation, the Company’s bylaws and the Company’s Shareholder Rights Agreement, as amended, and the following summary is qualified in its entirety by reference to such documents and the applicable provisions of the Delaware General Corporation Law.

Special Meetings of Stockholders

The Company’s bylaws provide that, except as otherwise required by law and subject to the rights, if any, of the holders of any series of preferred stock, only the Company’s board of directors may call a special meeting of stockholders.

Advance Notice of Director Nominations and Stockholder Proposals

The Company’s bylaws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders. Generally, a stockholder’s notice of a director nomination or proposal will be timely if delivered to the Company’s corporate secretary at the Company’s principal executive offices not later than the close of business on the 75th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting.

Blank Check Preferred Stock

The Company has shares of preferred stock available for future issuance without stockholder approval, except to the extent holders of preferred stock have a consent right under the terms of their preferred stock. The existence of authorized but unissued shares of preferred stock may enable the Company’s board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Company’s board of directors were to determine that a takeover proposal is not in the best interests of the Company or its stockholders, the Company’s board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Certificate of Incorporation grants the Company’s board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of the Company.

Preferred Stock Purchase Rights

On December 8, 2008, the Company’s board of directors adopted a Shareholder Rights Agreement, or the Rights Agreement, under which the board of directors authorized and declared a dividend of one preferred stock purchase right for each share of the Company’s common stock. Each right entitles the registered holder of Common Stock to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $5.00 per share, subject to adjustment. The rights become exercisable upon the occurrence of certain events and may make the acquisition of the Company more difficult and expensive. Under the terms of the Rights Agreement, in the event a person or group obtains beneficial ownership of 15% or more of the Common Stock, then under certain circumstances holders of the rights will have the ability to purchase, for the $5.00 purchase price, as adjusted, either (i) a number of shares of Common Stock having a market value of twice the purchase price or (ii) in the event of a business combination or sale in which the Company is not the surviving corporation, a number of shares of Common Stock of the surviving corporation having a market value of twice the purchase price. The rights will expire at the close of business on December 8, 2009, unless earlier redeemed or exchanged by the Company.

The Rights Agreement may delay or prevent an acquisition of the Company that stockholders may consider favorable, which could decrease the value of the Company’s Common Stock.

Section 203 of the Delaware General Corporation Law

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The existence of this provision may have an anti-takeover effect with respect to transactions the Company’s board of directors does not approve in advance. Section 203 may also discourage attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

These provisions of Delaware law and the Certificate of Incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Company’s Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Item 2.	Exhibits

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of the Company, as amended (included as Exhibit 3.1 to Amendment No. 3 of the Company’s Registration Statement on Form S-1 (No. 33-13402), and incorporated herein by reference).

3.2	Certificate of Amendment to Restated Certificate of Incorporation, as amended, dated June 22, 1993 (included as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed on June 18, 1996, and incorporated herein by reference).

3.3	Certificate of Amendment to Restated Certificate of Incorporation, as amended, dated August 8, 2002 (included as Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q filed on September 17, 2002, and incorporated herein by reference).

3.4	Certificate of Amendment to Restated Certificate of Incorporation, as amended, dated August 27, 2009 (included as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 28, 2009, and incorporated herein by reference).

3.5	Certificate of Amendment to Restated Certificate of Incorporation, as amended, dated August 27, 2009 (included as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on August 28, 2009, and incorporated herein by reference).

3.6	Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, as filed with the Secretary of the State of Delaware on December 9, 2008 (included as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 9, 2008, and incorporated herein by reference).

3.7	By-Laws of the Company, as amended (included as Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q filed on December 12, 2000, and incorporated herein by reference).

4.1	Rights Agreement, dated as of December 8, 2008, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes as Exhibits thereto the Form of Certificate of Designation, the Form of Right Certificate and the Summary of Terms attached thereto as Exhibits A, B and C, respectively (included as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 9, 2008, and incorporated herein by reference).

4.2	Amendment, dated as of June 29, 2009, to the Rights Agreement, dated as of December 8, 2008, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (included as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 29, 2009, and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 28, 2009	Casual Male Retail Group, Inc.

	By:	/s/ Dennis R. Hernreich
Dennis R. Hernreich Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer